December 16, 2022

VIA EDGAR

Jennifer Angelini

Geoffrey Kruczek

Charles Eastman

Kevin Woody

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          Cariloha, Inc.

Application for Withdrawal of Registration Statement on Form S-1

(File No. 333-262066)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) by Cariloha, Inc. (the “Registrant”) on January 7, 2022 (File No. 333-262066) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registrant has determined not to proceed with the proposed initial public offering of the securities contemplated by the Registration Statement at this time. Because the proposed offering will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Amy Bowler of Holland & Hart LLP, counsel to the Registrant, at (303) 290-1086.

Sincerely,
Cariloha, Inc.

/s/ Jefferson Pedersen
Name: Jefferson Pedersen
Title: Chief Executive Officer

cc:

Jefferson Pedersen, Chief Executive Officer, Cariloha, Inc.

Brent Rowser, Chief Financial Officer, Cariloha, Inc.

Amy Bowler, Holland & Hart LLP

Leah Neumann, Holland & Hart LLP